Exhibit 99.1

CANADIAN SUPERIOR ENERGY INC.
CONSOLIDATED BALANCE SHEETS

($ thousands)	September 30 2008	December 31 2007
	(unaudited)	(audited)

Assets (note 8)
Current
Cash and short-term investments	17,945	13,658
Accounts receivable	69,091	36,448
Prepaid expenses and deposits	3,111	2,571
Fair value of financial instruments (note 17)	81	--
	90,228	52,677
Nova Scotia offshore term deposits (note 5)	14,559	14,559
Long term portion of lease prepayment (note 6)	873	1,309
Goodwill (note 4)	10,365	--
Property, plant and equipment, net (notes 4,7)	278,710	186,154
	394,735	254,699

Liabilities
Current
Accounts payable and accrued liabilities	63,618	22,230
Revolving credit facility (note 8)	43,284	17,784
	106,902	40,014
Convertible preferred shares (note 9)	14,842	13,571
Asset retirement obligations (note 10)	16,906	11,325
Future income taxes (note 11)	13,313	8,853
	151,963	73,763
Contingencies and commitments (note 18)

Shareholders' Equity
Share capital (note 12)	246,278	186,557
Equity portion of preferred shares (note 12)	2,320	2,320
Warrants (note 12)	3,946	--
Contributed surplus (note 12)	18,052	14,314
Deficit	(27,824)	(22,255)
	242,772	180,936
	394,735	254,699

See accompanying notes to the unaudited consolidated financial statements

On behalf of the Board,

(Signed) “Craig McKenzie”	(Signed) “Alex Squires”
Craig McKenzie	Alex Squires
Director	Director

Canadian Superior Energy Inc.	Q3 2008 FS	Page 1

CANADIAN SUPERIOR ENERGY INC.
CONSOLIDATED STATEMENT OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
For the three and nine months ended September 30
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
($ thousands, except per share amounts)	2008	2007	2008	2007

Revenue
Petroleum and natural gas sales	20,739	10,401	62,399	35,277
Transportation	(188)	(153)	(613)	(469)
Royalties	(3,360)	(1,615)	(11,133)	(6,063)
	17,191	8,633	50,653	28,745
Financial instruments (note 17)
Realized losses	(57)	--	(536)	--
Unrealized gain	1,140	--	877	--
	18,274	8,633	50,994	28,745
Interest and other income	142	264	452	695
	18,416	8,897	51,446	29,440

Expenses
Operating	4,738	2,624	11,214	6,491
General and administrative	3,613	1,935	10,131	8,969
Stock based compensation (note 12)	1,695	593	4,825	3,114
Depletion, depreciation and accretion	10,797	6,112	29,770	18,987
Interest	798	993	2,715	2,264
Foreign exchange loss (gain)	(412)	480	(1,030)	(311)
Loss on abandonment (note 10)	59	--	122	--
	21,288	12,737	57,747	39,514
Loss before income taxes	(2,872)	(3,840)	(6,301)	(10,074)
Income taxes (recovery)
Future income tax (recovery) (note 11)	(755)	(975)	(732)	(9,267)
	(755)	(975)	(732)	(9,267)
Net loss and comprehensive loss	(2,117)	(2,865)	(5,569)	(807)
Deficit, beginning of period	(25,707)	(10,261)	(22,255)	(12,319)
Deficit, end of period	(27,824)	(13,126)	(27,824)	(13,126)
Basic and diluted loss per share (note 12)	($0.01)	($0.02)	($0.04)	($0.01)

See accompanying notes to the unaudited consolidated financial statements

Canadian Superior Energy Inc.	Q3 2008 FS	Page 2

CANADIAN SUPERIOR ENERGY INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the three and nine months ended September 30
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
($ thousands)	2008	2007	2008	2007

Cash provided by (used in):

Operating
Net loss	(2,117)	(2,865)	(5,569)	(807)
Items not involving cash:
Depletion, depreciation and accretion	10,797	6,112	29,770	18,987
Stock based compensation	1,695	593	4,825	3,114
Share dividends paid on preferred shares	229	--	666	711
Accretion expense on preferred shares	110	122	316	319
Unrealized gain on financial instruments	(1,140)	--	(877)	--
Future income tax (recovery)	(755)	(975)	(732)	(9,267)
Change in the carrying cost of preferred shares	553	(886)	955	(2,235)
Loss on abandonment	59	--	122	--
Asset retirement expenditures	(101)	--	(229)	--
	9,330	2,101	29,247	10,822
Changes in non-cash working capital (note 14)	3,387	(18,218)	729	(14,033)
	12,717	(16,117)	29,976	(3,211)

Financing
Issue of common shares	37,743	674	39,594	2,803
Issue of Nova Scotia offshore term deposits	--	(84)	--	371
Revolving credit facility advances (repayments)	7,438	(4,290)	25,500	7,089
Changes in non-cash working capital (note 14)	364	--	870	--
	45,545	(3,700)	65,964	10,263

Investing
Exploration and development expenditures	(39,516)	(19,591)	(76,926)	(41,531)
Exploration and development divestitures	--	41,310	--	41,310
Acquisition, net of cash and working capital acquired (note 4)	--	--	(21,769)	--
Change in non-cash working capital (note 14)	(2,726)	33	7,042	(709)
	(42,242)	21,752	(91,653)	(930)
Increase in cash and short-term investments	16,020	1,935	4,287	6,122
Cash and short-term investments, beginning of period	1,925	11,525	13,658	7,338
Cash and short-term investments, end of period	17,945	13,460	17,945	13,460

See accompanying notes to the unaudited consolidated financial statements

Canadian Superior Energy Inc.	Q3 2008 FS	Page 3

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2008
(all tabular amounts in $ thousands, except where otherwise noted)

1.	Nature of operations

Canadian Superior Energy Inc. (“Canadian Superior” or the “Company”) is engaged in the exploration for, and acquisition, development and production of petroleum and natural gas, and LNG projects, with operations in Western Canada, offshore Nova Scotia, Canada, offshore Trinidad and Tobago, the United States and North Africa.

2.	Summary of accounting policies

These unaudited interim consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), following the same accounting policies and methods of computation as the audited consolidated financial statements of Canadian Superior for the year ended December 31, 2007, except for new accounting policies adopted in note 3. In these financial statements, certain disclosures that are required to be included in the notes to the December 31, 2007 audited consolidated financial statements, have been condensed or omitted. These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2007.

Certain comparative amounts have been reclassified to conform to current period presentation.

3.	Adoption of new accounting policies

On January 1, 2008, the Company prospectively adopted CICA Section 1535 Capital Disclosures. This Section establishes standards for disclosing information about an entity’s objectives, policies and processes for managing its capital structure. The disclosures have been included in Note 13.

On January 1, 2008, the Company prospectively adopted the following two new CICA standards: Financial Instruments - Disclosures (Section 3862) and Financial Instruments - Presentation (Section 3863), which replace Financial Instruments - Disclosure and Presentation (Section 3861). The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward former presentation requirements.

The Canadian Accounting Standards Board has adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada will converge with the International Financial Reporting Standards (“IFRS”) by 2011 and the Company will be required to report according to IFRS standards for the year ended December 31, 2011. The Company is currently assessing the impact of the convergence of Canadian GAAP with IFRS on the Company’s results of operations, financial position and disclosures.

4.	Acquisition

On March 26, 2008, Canadian Superior closed the acquisition of Seeker Petroleum Ltd. (“Seeker”), a private company for consideration of approximately $51.6 million. The purchase was funded through the issuance of common shares of the Company and advances from the credit facility.

The acquisition was accounted for under the purchase method as follows:

Consideration
Cash	22,211
Common shares (7,651,866)	28,465
Transaction costs	887
51,563

Canadian Superior Energy Inc.	Q3 2008 FS	Page 4

4.	Acquisition (continued)

Net assets received at fair value
Cash	1,716
Working Capital	(387)
Fair value of financial instruments	(796)
Property, plant and equipment	40,953
Goodwill	10,365
Asset retirement obligation	(1,243)
Future income taxes	955
51,563

5.	Nova Scotia offshore term deposits

Under the terms of the licenses referred to in Note 18, the Company has assigned term deposits totalling $14.6 million (2007 - $14.6 million). Accordingly, this amount has been classified as a non-current asset. To the extent that the expenditures are not incurred within the period allowed, the Company would forfeit its proportionate share of any remaining deposits relating to the unexpended work commitment. The following table summarizes the work commitment and work deposit which would be forfeited in proportion to the amount of work commitment not completed by the expiry date, a date which can be extended to a total of nine years as described below:

License	Work Deposit ($)	Remaining Commitment ($)	Expiry Date
EL 2406	11,032,500	40,962,046	December 31, 2008
EL 2415	3,214,250	12,857,000	December 31, 2008
EL 2416	312,500	1,250,000	December 31, 2008
Total	14,559,250	55,069,046

The Canada-Nova Scotia Offshore Petroleum Board (“CNSOPB”) has an additional extension program that allows, when approved by the CNSOPB, these expiry dates to be extended up to nine years by payment of annual extension fees, which can be refunded based on allowable expenditure rules and drilling activity. This allows the Company to extend EL 2406 to December 31, 2010, EL 2415 to December 31, 2012 and EL 2416 to December 31, 2012 on a year by year basis if the Company chooses.

6.	Long term portion of lease prepayment

In February 2007, the Company paid a lump payment to acquire new office space with lease payments under the prevailing lease rates. This lump payment is being allocated over the life of the lease with any portions more than a year in advance being classified as a long term asset. As at September 30, 2008 there are 30 months left on the lease with 18 months classified as a long term asset.

7.	Property, plant and equipment, net

	September 30, 2008			December 31, 2007
	Cost	Accumulated DD&A	Net book value	Cost	Accumulated DD&A	Net book value
Oil and Gas
Canada	363,367	146,236	217,131	278,624	117,491	161,133
Trinidad	52,900	--	52,900	24,836	--	24,836
United States	8,339	--	8,339	--	--	--
	424,606	146,236	278,370	303,460	117,491	185,969
Corporate assets	1,140	800	340	883	698	185
Total PP&E	425,746	147,036	278,710	304,343	118,189	186,154

Canadian Superior Energy Inc.	Q3 2008 FS	Page 5

7.	Property, plant and equipment, net (continued)

The calculation of depletion and depreciation included an estimated $11.9 million (September 30, 2007 - $9.3 million) for future development capital associated with proven undeveloped reserves and excluded $90.4 million (September 30, 2007 - $38.2 million) related to unproved properties and projects under construction or development. Of the costs excluded $20.4 million (September 30, 2007 - $18.4 million) relates to Western Canada, $8.8 million (September 30, 2007 - $8.7 million) to East Coast Canada, $52.9 million (September 30, 2007 - $11.1 million) to Trinidad and Tobago and $8.3 million (September 30, 2007 – nil) to a liquefied natural gas regasification (“LNG”) project in the United States (note 15).

The Company is in the process of negotiating the recovery of Trinidad drilling costs relating to drilling problems on the “Victory” well on “Intrepid” Block 5(c) offshore Trinidad from the operator and owner of the Kan Tan IV semi-submersible drilling rig.

On August 11, 2007, Canadian Superior farmed out a portion of its interest in the “Intrepid” Block 5(c) Production Sharing Contract (“PSC”) offshore Trinidad and Tobago. The farmee paid US$38.7 million to the Company representing their share of certain capital and administrative costs incurred by Canadian Superior. This transaction has been recorded as reduction to Trinidad capital and general and administrative costs in 2007 (Note 18).

During the nine months ended September 30, 2008, the Company capitalized $11.1 million of general and administrative (“G&A”) expenses (2007 - $2.7 million) related to exploration and development activities.

The Company performed a ceiling test calculation at September 30, 2008 and determined that there was no impairment in the carrying value of the company’s oil and gas assets.

8.	Revolving credit facility

The Company has a $45 million demand revolving credit facility (the "credit facility"). The credit facility is secured by a $100 million first floating charge demand debenture on the assets of the Company and a general security agreement covering all of the assets of the Company. The credit facility has covenants that require the Company to maintain its working capital ratio at 1:1 or greater, tangible net worth to total liabilities at 1.5:1.0 or greater and tangible net worth at greater than $100 million while the credit facility is outstanding. The borrowing base of the credit facility is subject to an annual review by the lender. As at September 30, 2008, the Company had drawn $43.3 million (December 31, 2007 - $17.8 million) against the credit facility at a variable interest rate of prime plus 1.0% (December 31, 2007 – prime plus 1.0%). Subsequent to September 30, 2008, the Company’s bank advised that it does not anticipate remaining as the Company’s lender indefinitely. The Company is currently reviewing alternatives to replace its existing facility.

9.	Convertible preferred shares

On February 1, 2006, the Company completed a private placement in the amount of US$15.0 million by way of the issuance of Units consisting of 5% US Cumulative Redeemable Convertible Preferred Shares (the "Preferred Shares") and Common Share Purchase Warrants. Each Preferred Share will be convertible into forty Common Shares of Canadian Superior (6,000,000 Common Shares in aggregate) at a price of US$2.50 per Common Share. If Canadian Superior elects, it also has the option to pay the quarterly dividend by way of issuance of Common Shares at market, based on a 5.75% annualized dividend rate in lieu of the 5% annualized cash dividend rate. In addition, the Preferred Shares are redeemable and retractable five years from the date of issue or earlier, subject to earlier redemption or retraction in certain events. The Company, issued 15,000 Units, each consisting of 10 US$100 Preferred Shares and 1,200,000 Common Share Purchase Warrants. The Warrants comprising part of the Units are exercisable for a period of thirty six months from the date of issue at an exercise price of US $3.00 per Common Share. During the nine months ended September 30, 2008, the Company issued 183,513 common shares (December 31, 2007 – 259,260) to satisfy its quarterly dividend requirements.

Canadian Superior Energy Inc.	Q3 2008 FS	Page 6

9.	Convertible preferred shares (continued)

The following table summarizes the face and carrying value of the liability and equity component of the convertible preferred shares:

	Liability component		Equity component
	Face value	Carrying value	Fair value
Balance, December 31, 2006	17,053	15,472	2,320
Foreign exchange	--	(2,343)	--
Accreted non-cash interest	--	442	--
Balance, December 31, 2007	17,053	13,571	2,320
Foreign exchange	--	955	--
Accreted non-cash interest	--	316	--
Balance, September 30, 2008	17,053	14,842	2,320

10.	Asset retirement obligations

The following table presents the reconciliation of the carrying amount of the obligations associated with the retirement of the property, plant and equipment:

	Nine months ended September 30 2008	Twelve months ended December 31 2007
Balance, beginning of period	11,325	9,482
Liabilities settled	(107)	(319)
Liabilities assumed upon acquisition	1,243	--
Liabilities incurred	3,523	1,352
Accretion expense	922	810
Balance, end of period	16,906	11,325

The following significant assumptions were used to estimate the asset retirement obligation:

	Nine months ended September 30 2008	Twelve months ended December 31 2007
Undiscounted cash flows	27,773	19,691
Credit adjusted discount rate (%)	7.68	7.62
Inflation rate (%)	1.50	1.50
Weighted average expected timing of cash flows (years)	16.91	17.5

Canadian Superior Energy Inc.	Q3 2008 FS	Page 7

11.	Future income taxes

The Company's computation of future income tax recovery is as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
Loss before income taxes	(2,872)	(3,840)	(6,301)	(10,074)
Combined federal and provincial income tax rate (%)	29.5	34.0	29.5	34.0
Computed income reduction	(847)	(1,305)	(1,859)	(3,425)
Increase (decrease) resulting from:
Stock based compensation	500	202	1,423	1,059
Tax adjustment – rate change and other	(408)	128	(296)	(6,901)
	(755)	(975)	(732)	(9,267)

The net future tax liability is comprised of:

	September 30 2008	December 31 2007
Non-capital loss carryforwards	(816)	(817)
Asset retirement obligations	(4,649)	(3,114)
Share issue costs	(1,208)	(1,127)
Net book value of assets in excess of tax basis	33,269	18,537
Foreign exploration expense	(13,090)	(4,413)
Other	(193)	(213)
	13,313	8,853

As at September 30, 2008, the Company had approximately $221.3 million in tax pools and $3.2 million in non-capital losses available for deduction against future taxable income.

Non-capital losses expire as follows:

2008	--
2009	--
2010	--
2011 and thereafter	3,190
3,190

12.	Share capital

(a)	Authorized

Unlimited number of common shares, no par value.

Unlimited number of preferred shares, no par value.

Canadian Superior Energy Inc.	Q3 2008 FS	Page 8

12.	Share capital (continued)

(b)	Common shares and warrants issued

	September 30, 2008		December 31, 2007
	Number(#)	Amount($)	Number(#)	Amount($)
Share capital, beginning of period	140,312	186,557	131,216	161,964
Issued upon private placement	8,750	33,189	--	--
Issued upon acquisition of Seeker Petroleum	7,652	28,465	--	--
Issued upon the conversion of purchase warrants	--	--	500	1,385
Issued upon the exercise of stock options	1,218	2,758	1,864	3,518
Issued for preferred share dividend	184	666	259	712
Issued for cash on flow-through shares	--	--	6,473	22,654
Issue costs, net of future tax reduction	--	(215)	--	(889)
Tax benefits renounced on flow-through-shares	--	(6,229)	--	(4,241)
Stock based compensation for exercised options	--	1,087	--	1,454
Share capital, end of period	158,116	246,278	140,312	186,557

Warrants, beginning of period	--	--	--	--
Issued upon private placement	4,375	3,946	--	--
Warrants, end of period	4,375	3,946	--	--

On November 16, 2007, the Company completed a private placement of 6,472,500 flow-through common shares at $3.50 per share for gross proceeds of $22.7 million.

On December 31, 2007, 500,000 warrants were exercised into 500,000 common shares at US$2.50 per share for gross proceeds of US$1.3 million.

On March 26, 2008, the Company issued 7,651,866 common shares as part of the acquisition of Seeker Petroleum.

On September 3, 2008, the Company completed a private placement of 8,750,000 units, each unit comprised of one common share and one-half of a warrant at a price of US$4.00 per unit for total gross proceeds of US$35.0 million. Each warrant entitles the holder to purchase a common share for a period of one year at a price of US$4.75 per common share. The fair value of the 4,375,000 warrants is US$3.7 million or approximately US$0.65 per warrant.

(c)	Stock options

The Company has a stock option plan for its directors, officers, employees and key consultants. The exercise price for stock options granted is no less than the quoted market price on the grant date with options vesting in increments over a three year period. An option’s maximum term is ten years.

	September 30, 2008		December 31, 2007
	Number of options(#)	Weighted average exercise price($)	Number of options(#)	Weighted average exercise price($)
Balance, beginning of period	15,489	2.27	12,965	2.05
Forfeited	(357)	3.24	(875)	2.45
Exercised	(1,218)	2.26	(1,864)	1.89
Granted	2,675	3.25	5,263	2.70
Balance, end of period	16,589	2.39	15,489	2.27

Canadian Superior Energy Inc.	Q3 2008 FS	Page 9

12.	Share capital (continued)

The following table summarizes stock options outstanding under the plan at September 30, 2008:

	Options outstanding			Options exercisable
Exercise price ($)	Number of options(#)	Average remaining contractual life (years)	Weighted average exercise price($)	Number of options(#)	Weighted average exercise price($)
0.80-1.00	97	1.82	0.81	97	0.81
1.01-1.50	865	3.98	1.24	865	1.24
1.51-2.00	2,586	6.04	1.77	2,586	1.77
2.01-3.00	10,546	7.59	2.46	9,145	2.42
3.01-3.80	2,495	9.16	3.22	953	3.13
0.80-3.80	16,589	7.36	2.39	13,646	2.26

The following table summarizes stock options outstanding under the plan at December 31, 2007:

	Options outstanding			Options exercisable
Exercise price ($)	Number of options(#)	Average remaining contractual life (years)	Weighted average exercise price($)	Number of options(#)	Weighted average exercise price($)
0.80-1.00	97	2.57	0.81	97	0.81
1.01-1.50	925	4.73	1.30	925	1.30
1.51-2.00	2,892	6.54	1.78	2,736	1.78
2.01-3.00	11,150	8.12	2.45	8,864	2.40
3.01-3.50	425	9.15	3.18	191	3.21
0.80-3.50	15,489	7.63	2.27	12,813	2.19

(d)    Stock based compensation

The Company uses the fair value method to account for its stock based compensation plan.  Under this method, compensation costs are charged over the vesting period for stock options granted to directors, officers, employees and consultants, with a corresponding increase to contributed surplus.

The following table reconciles the Company’s contributed surplus:

	September 30, 2008	December 31, 2007
Balance, beginning of period	14,314	11,372
Issuance of stock options	4,825	4,218
Exercise of stock options	(1,087)	(1,454)
Expiry of warrants	--	178
Balance, end of period	18,052	14,314

The fair value of options granted during the period was estimated based on the date of grant using the Black-Scholes option pricing model with weighted average assumptions and resulting values for grants as follows:

	September 30, 2008	December 31, 2007
Risk free interest rate (%)	4.1	4.1
Expected life (years)	5.0	10.0
Expected dividend yield (%)	--	--
Expected volatility (%)	65.9	41.7
Weighted average fair value of options granted ($)	1.58	1.57

Canadian Superior Energy Inc.	Q3 2008 FS	Page 10

12.	Share capital (continued)

(e) Employee stock savings plan

The Company has an employee stock savings plan (“ESSP”) in which employees are provided with the opportunity to receive a portion of their salary in common shares, which is then matched on a share for share basis by the Company. The Company purchased approximately 94,472 shares under the ESSP in the first nine months of 2008 (2007 – 69,191).

(f) Basic and diluted income loss per share

The Company used the treasury stock method to calculate net loss per common share.
	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
(thousands, except per share amounts)
Weighted average common shares
Basic	151,738	132,826	147,214	132,172
Diluted	151,738	132,826	147,214	132,172

Basic and diluted loss per share	($0.01)	($0.02)	($0.04)	($0.01)

For the calculation of diluted loss per share the Company excluded the following securities that are anti-dilutive:

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
(thousands)
Stock options	16,589	14,316	16,589	14,316
Convertible preferred shares	15,000	15,000	15,000	15,000
Warrants	4,375	500	4,375	500

(g) Equity portion of preferred shares

Warrant equity on preferred shares	351
Conversion equity on preferred shares	1,969
Balance, September 30, 2008 and December 31, 2007	2,320

13.	Capital disclosures

The Company manages its capital to ensure that it has the financial capacity, liquidity and flexibility to fund investment in exploration and development of the Company’s onshore and offshore properties. The Company relies on cash flow from operations, credit facility availability and equity offerings to fund its capital investments. The Company’s capital objectives are to maintain sufficient undrawn credit capacity to provide liquidity and to ensure that the Company is in compliance with it covenants to ensure availability of credit utilization. The Company has the ability to change its capital structure by issuing additional debt or equity and through adjustments to its capital programs.

The Company monitors its capital structure by reviewing the ratio of net debt to trailing twelve month cash flow from operations.  Net debt and cash flow from operations are non-GAAP measures which are calculated using the following GAAP measures;

Canadian Superior Energy Inc.	Q3 2008 FS	Page 11

13.	Capital disclosures (continued)

September 30 2008
Cash and short-term investments	17,945
Accounts receivable	69,091
Prepaid expense and deposits	3,111
Fair value of financial instruments	81
Accounts payable and accrued liabilities	(63,618)
Revolving credit facility	(43,284)
Net Debt	(16,674)

Twelve months ended September 30 2008
Net loss	(14,698)
Depletion, depreciation and accretion	37,378
Stock based compensation	5,929
Share dividends paid on preferred shares	666
Accretion expense on preferred shares	439
Unrealized gain on financial instruments	(877)
Future income tax expense	2,522
Change in the carrying cost of preferred shares	847
Forfeiture of Nova Scotia offshore term deposits	500
Loss on abandonment	164
Asset retirement expenditures	(590)
Cash flow from operations	32,280

Twelve months ended September 30 2008
Net debt	(16,674)
Cash flow from operations	32,280
Net debt to trailing cash flow from operations	0.5:1

For the twelve months ended September 30, 2008, the Company’s net debt to twelve month trailing cash flow from operations was 0.5:1.  The Company targets to have a ratio of 1.5 to 1 or lower on net debt to twelve month trailing cash flow from operations.

Canadian Superior Energy Inc.	Q3 2008 FS	Page 12

14.	Supplemental cash flow information

a) Changes in non-cash working capital

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007

Accounts receivable	(2,811)	(13,399)	(32,643)	(10,997)
Prepaid expenses	85	95	(540)	(358)
Long term portion of lease prepayment	145	145	436	(1,455)
Accounts payable and accrued liabilities	3,606	(5,026)	41,388	(1,932)
Change in non-cash working capital	1,025	(18,185)	8,641	(14,742)

The change in non-cash working capital has been allocated to the following activities:
	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007

Operating	3,387	(18,218)	729	(14,033)
Financing	364	--	870	--
Investing	(2,726)	33	7,042	(709)
	1,025	(18,185)	8,641	(14,742)

b) Other cash flow information

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007

Interest paid	459	871	1,733	2,142
Taxes paid	--	--	--	--

15.	Related parties transactions

During the nine months ended September 30 2008, the Company paid $2.1 million (2007 - $1.3 million), on industry terms, for equipment rentals to a company controlled by an officer and director of Canadian Superior. Also during 2008, the Company invoiced $0.9 million (2007 - $0.2 million), at market rates, to this related party company for payroll services.

On May 20, 2008, Canadian Superior announced its participation in the proposed development of a liquefied natural gas regasification project in US federal waters offshore New Jersey. The project will be conducted by Excalibur Energy (USA) Inc., which is a 50/50 joint venture between Canadian Superior and a company controlled and owned by certain officers and directors of Canadian Superior and third parties. Under the terms of the joint venture agreement Canadian Superior will advance the first US$10.0 million of the pre-construction costs for the project. Joint venture partners may discontinue their participation in the project at any time by assigning its respective interest to the remaining partners without any additional cost or further action required. In 2008, Canadian Superior has incurred $8.3 million of costs related to this project, under normal industry terms and conditions.

Canadian Superior Energy Inc.	Q3 2008 FS	Page 13

15.	Related parties transactions (continued)

At September 30, 2008, Canadian Superior carried a receivable in the amount of US$35.0 million (December 31, 2007 – US$19.7 million) from a company which one of Canadian Superior’s officers and directors is a shareholder and was a director until October 23, 2008. On October 2, 2008, Canadian Superior received payment of US$20.0 million from this company. The receivable at September 30, 2008 was composed of amounts owed to August 31, 2008 of approximately US$20.0 million, amounts totaling approximately US$8.1 million under dispute with the drilling contractor and testing costs which may become payable depending on the resolution of the disputes and approximately US$6.9 million for drilling costs incurred in September 2008 not billed until October 2008. These receivables pertain to costs incurred on Canadian Superior’s “Intrepid” Block 5(c) project at Trinidad (note 18) under normal industry terms and conditions. On September 23, 2008, Canadian Superior entered into a short-term $14.0 million bridge facility with this company to enable it to close on a $30 million equity financing. The aggregate principal, if drawn, is to be used to satisfy this company’s share of direct and indirect costs in connection with the exploration program on the “Intrepid” Block 5(c) project in Trinidad. The interest payable is 10% per annum and any outstanding principal and accrued interest is payable on December 31, 2008 and is to be secured. The bridge facility is secured by a debenture creating a first priority security interest over all present and after-acquired personal property and a first floating charge over all other present and after-acquired real and personal property of this company. Upon any draw down of any amounts of the bridge facility this company will issue a predetermined amount of non-transferable warrants to Canadian Superior. On November 13, 2008, Canadian Superior received US$5.0 million as partial payment of the October 2008 billing and notice that the company intends to draw down on the short term bridge facility in the amount of $1.9 million.

During the three months ended September 30, 2008, the Company paid US$36,225 (2007 – nil) to a director of the Company for corporate services. These transactions were incurred under normal industry terms and conditions.

16.	Financial instruments

Cash, short-term investments and Nova Scotia offshore term deposits are classified as financial assets held for trading and are measured at their fair value. Gains or losses related to periodic revaluation are recorded to net income or loss.

Accounts receivable are classified as loans and receivables and are initially measured at their fair value. Subsequent periodic revaluations are recorded at their amortized cost using the effective interest rate method.

Accounts payable, accrued liabilities, revolving credit facility and convertible preferred shares are classified as other liabilities and are initially measured at fair value. Subsequent periodic revaluations are recorded at their amortized cost using the effective interest rate method.

Derivatives are classified as held for trading and measured at their fair value. Gains or losses related to periodic revaluation are recorded to net income or loss.

17.	Risk management

In order to manage the Company’s exposure to commodity price, interest rate and foreign exchange risk, the Company developed a risk management policy. Under this policy, it may enter into agreements, including fixed price, forward price, physical purchases and sales, futures, currency swaps, financial swaps, option collars and put options. The Company's Board of Directors evaluates and approves the need to enter into such arrangements.

(a) Credit risk

The Company’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas business under normal industry sale and payment terms and are subject to normal credit risks.  Purchasers of the Company’s oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of nonpayment.

As described in Note 15, the Company has accounts receivables with a related party.  The Company has various remedies under the agreement should the related party be unable to fulfill its commitments.

Canadian Superior Energy Inc.	Q3 2008 FS	Page 14

17.	Risk management (continued)

(b)	Foreign exchange risk

The Company is exposed to foreign currency fluctuations as oil and gas prices received are referenced to U.S. dollar denominated prices and convertible preferred shares are denominated in U.S. dollars. In addition, the Company purchases significant amounts of property, plant and equipment denominated in U.S. dollars for the Company’s Trinidad operations. At this time, the Company has chosen not to enter into any risk management agreements to mitigate foreign exchange risk.

(c)	Interest rate risk

The Company is exposed to interest rate risk as the credit facility bears interest at floating market interest rates. The Company has no interest rate swaps or hedges to mitigate interest rate risk at September 30, 2008.

(d)	Commodity price risk

The Company is exposed to fluctuations in prices for natural gas, crude oil and natural gas liquids, as the majority of the Company's production is currently sold at spot prices that are subject to volatile trading activity. Commodity prices fluctuate in response to, among other things, domestic and foreign supply and demand, import and export balances, government regulations, weather, and fluctuations in the availability and price of other replacement energy sources. A significant drop in commodity prices could materially impact the Company's petroleum and natural gas sales, the volume of production it could produce economically, require downward adjustments to proved reserves and could materially impact the Company's financial condition. In addition, a substantial decrease in commodity prices could impact the Company’s borrowing base under the credit facility, therefore reducing the credit facility available, and in some instances, require a portion of the credit facility to be repaid.

The Company enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes. At September 30, 2008, the following commodity price risk contract was in place:

Term	Contract	Volume (GJs/d)	Fixed price	Unrealized gain at September 30, 2008
Feb 1, 2008 – October 31, 2008	Swap	2,000	$7.05	$81

The estimated fair value of this contract was determined based on estimates from a third party broker.

18.	Contingencies and commitments

a)	Nova Scotia

Since 2000, the Company has acquired several exploration licenses from the CNSOPB. Each of these licenses is for a specific period of nine years, subject to certain requirements being met during the first five years or six years. As a condition of the licenses, the Company is required to post security in the amount of 25% of its work expenditure bids. The deposit is refundable only to the extent of approved allowable expenditures. The duration of the initial five year term, for a given license, can be extended one additional year to six years by posting an additional security drilling deposit in an amount of $250,000. The CNSOPB has an additional extension program that allows the six year period to be further extended up to nine years by payment of annual extension fees. As of September 30, 2008, as a result of the Company incurring certain expenditures and drilling two exploration wells, the Company had fully fulfilled its work expenditures on two of the exploration licenses, allowed three licenses to return to the Crown, extended one license and held the remaining two under the regular licensing process. At September 30, 2008, the Company’s owned 100% of five exploration licenses that have aggregate work expenditure outstanding of $55.1 million and $14.6 million in term deposits assigned to the Canadian Receiver General through the CNSOPB (Note 5).

Canadian Superior Energy Inc.	Q3 2008 FS	Page 15

18.	Contingencies and commitments (continued)

b)	Trinidad and Tobago

The Company is committed to drill three exploration wells on its “Intrepid” Block 5(c) under its Block 5(c) Production Sharing Contract (“PSC”) with the Government of Trinidad and Tobago funded in part by a related party participating on a promoted basis, paying 1/3 of Canadian Superior’s Block 5(c) exploration program, plus other considerations, to obtain 25% of Canadian Superior’s net revenue share from this block; and, also by a non-related party paying approximately 40% of the exploration cost, plus other considerations, for a 30% interest in the Block 5(c) PSC.  The Company has contracted the Kan Tan IV Semi-Submersible Drilling Rig for a three well commitment on the Company’s Trinidad and Tobago “Intrepid” Block 5 (c).  The Company has completed the drilling of the first and second well and is in the process of drilling the final well of the three well program.  The Company estimates that the gross costs to drill the third well to be in the range of US$75.0 million to US$85.0 million.

c)	Trinidad and Tobago

In 2007, the Company received an exploration and development license from the Government of Trinidad and Tobago on the Mayaro-Guayaguayare block (“MG Block”) and as a result is committed to conducting 3D seismic and to drill two exploration wells on the MG block in a joint venture with the Petroleum Company of Trinidad and Tobago Limited (“Petrotrin”). The first well has to be drilled to a depth of 3,000 meters by January 2010 and the second to a depth of 1,800 meters by July 2010. The Company estimates that its share of the cost of these wells to be approximately US$15.0 million per well, with the 3D seismic program to be completed in 2009 at a net cost to the Company of approximately US$20.0 million.

d)	Libya/Tunisia

On September 3, 2008, Canadian Superior entered into a production sharing agreement ("EPSA") with a Tunisian/Libyan company, Joint Exploration, Production, and Petroleum Services Company ("Joint Oil") and also signed a "Swap Agreement" awarding an overriding royalty interest and optional participating interest to Joint Oil, in Canadian Superior's "Mariner" Block, offshore, Nova Scotia, Canada. Under terms of the EPSA, Canadian Superior has been named Operator for the "7th of November Block".

The exploration work commitment for the first phase (four years) of the seven year exploration period will include three exploration wells, 300 square miles of 3D seismic, and one appraisal well. As requirement of the EPSA, Canadian Superior will provide a bank guarantee for US$15.0 million to Joint Oil, portions of this guarantee will be reduced by Joint Oil upon Canadian Superior completing specified requirements under the EPSA. Under the terms of the EPSA, the Company has provided a corporate guarantee and is committed to expend US$49.0 million over the seven year exploration period.

e)	Flow-through shares

At September 30, 2008, the Company had yet to incur approximately $8.3 million of Canadian exploration expenses which were renounced for tax purposes. These expenses must be incurred by December 31, 2008.

f)	Litigation and claims

The Company is involved in various claims and litigation arising in the ordinary course of business. In the opinion of Canadian Superior the various claims and litigations arising there from are not expected to have a material adverse effect on the Company’s financial position. The Company maintains insurance, which in the opinion of the Company, is in place to address any unforeseen claims.

Canadian Superior Energy Inc.	Q3 2008 FS	Page 16

19.	Reconciliation with United States Generally Accepted Accounting Principals

The Company follows Canadian generally accepted accounting principles (“Canadian GAAP”) which differs in some respects with generally accepted accounting principles in the United States (“U.S. GAAP”). Significant differences in accounting principles that impact the Company’s financial statements are described below:

	Three months ended		Nine months ended
	September 30		September 30
($ thousands, except per share amounts)	2008	2007	2008	2007

Net loss in accordance with Canadian GAAP, as reported	(2,117)	(2,865)	(5,569)	(807)
Flow through shares
Income taxes	453	--	(2,152)	(2,685)
Change in fair value of warrants	2,879	--	2,879	--
Property acquisitions
Depletion, amortization and accretion expense	86	76	259	228
Income taxes	(26)	(23)	(77)	(70)
Ceiling test
Write down of petroleum and natural gas properties	(64,948)	--	(64,948)	--
Income taxes	19,160	--	19,160	--
Depletion, depreciation and accretion expense	1,366	993	4,097	2,981
Income taxes	(403)	(303)	(1,209)	(909)
Change in valuation allowance	(20,020)	(649)	(13,414)	(3,585)
Convertible preferred share treatment	892	(764)	1,937	(1,205)
Net loss in accordance with U.S. GAAP	(62,678)	(3,535)	(59,037)	(6,052)
Convertible preferred share treatment	(279)	(51)	(811)	(864)
Net loss attributable to common shareholders in accordance with U.S. GAAP	(62,957)	(3,586)	(59,848)	(6,916)
Net loss per share in accordance with U.S. GAAP
Basic and diluted	($0.41)	($0.03)	($0.41)	($0.05)

See accompanying notes to the unaudited consolidated financial statements

The application of U.S. GAAP results in differences to the following balance sheet items:

	September 30, 2008		December 31, 2007
($ thousands)	Canadian	United States	Canadian	United States
Property, plant and equipment, net	278,710	186,688	186,154	154,724
Accounts payable and accrued liabilities	63,618	63,618	22,230	26,308
Convertible preferred shares	14,842	--	13,571	--
Warrants	--	1,067	--	--
Future income tax liability	13,313	--	8,853	--
Share capital	246,278	292,438	186,557	226,487
Share capital – preferred shares	--	16,456	--	16,311
Shareholders equity – warrants	3,946	--	--	--
Contributed surplus	18,052	12,572	14,314	8,834
Equity portion of preferred shares	2,320	--	2,320	--
Deficit, opening	(22,255)	(83,780)	(12,319)	(65,522)
Deficit, closing	(27,824)	(143,628)	(22,255)	(83,780)

Canadian Superior Energy Inc.	Q3 2008 FS	Page 17

19.	Reconciliation with United States Generally Accepted Accounting Principals (continued)

(a) Flow-through shares

The Company finances a portion of its activities with flow through share issues whereby the tax deductions are renounced to the share subscribers. The tax cost of the deductions renounced to shareholders is reflected as an increase in the future income tax liability and a reduction from the stated value of the shares. Under U.S. GAAP, share capital for flow-through shares issued after 1998 is stated at the quoted value of the shares at the date of issuance; the tax cost resulting from deduction renouncements, less any proceeds received in excess of the quoted value of the shares, must be included in the determination of the tax expense.

(b) Property Acquisitions

In prior years, the Company recorded property acquisitions from related parties in exchange for common shares at the exchange amount, pursuant to Canadian GAAP. Under U.S. GAAP, these related party acquisitions are recorded at the seller’s carrying amount. The resulting differences in the recorded carrying amounts of the properties results in differences in depletion and amortization expense in subsequent years.

(c) Ceiling Test

At September 30, 2008, the Company applied a ceiling test to its petroleum and natural gas properties. Under Canadian GAAP, the application of this test required no adjustment to the carrying value of the Company’s petroleum and natural gas properties.

At September 30, 2008, under U.S. GAAP the Company applied a full cost ceiling test using a 10% discount rate to its petroleum and natural gas properties using September 30, 2008 prices of:

	Gas (per thousand cubic feet) Oil and natural gas liquids (per barrel)	$ 6.31 CDN $ 104.97 CDN

The application of the test resulted in a $65.0 million pre-tax reduction ($45.8 million after tax) in the carrying value of the Company’s petroleum and natural gas properties under U.S. GAAP.

At December 31, 2007, the Company applied a ceiling test to its petroleum and natural gas properties. Under Canadian GAAP, the application of this test required no adjustment to the carrying value of the Company’s petroleum and natural gas properties.

At December 31, 2007, under U.S. GAAP the Company applied a full cost ceiling test using a 10% discount rate to its petroleum and natural gas properties using December 31, 2007 prices of:

	Gas (per thousand cubic feet) Oil and natural gas liquids (per barrel)	$ 6.97 CDN $ 93.39 CDN

The application of the test resulted in a $5.7 million pre-tax reduction ($4.0 million after tax) in the carrying value of the Company’s petroleum and natural gas properties under U.S. GAAP.

The resulting differences in the recorded carrying amounts of the properties results in differences in depletion, amortization and accretion expenses in subsequent years.

(d) Valuation Allowance

This adjustment reflects the accounting of an additional valuation allowance for U.S. GAAP purposes arising from the differences in treatment regarding write downs of Petroleum and Natural Gas Properties and reduced depletion, depreciation and accretion expense.

Canadian Superior Energy Inc.	Q3 2008 FS	Page 18

19.	Reconciliation with United States Generally Accepted Accounting Principals (continued)

(e) Preferred shares

The Company has reviewed the Convertible preferred shares and their treatment under SFAS No. 150 “accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” and SFAS No. 133 “accounting for Derivative Instruments and Hedging Activities”. While the shares are redeemable they are not mandatorily redeemable as defined by SFAS No. 150 and therefore would not cause the shares to be recorded as liabilities. In evaluating the embedded conversion option component in accordance with SFAS No. 133 the shares are indexed to the Company’s own stock and would not be required to be accounted for as a derivative under SFAS No. 133. Under EITF 00-19 the preferred shares would be considered “conventional” and therefore not subject to the provisions of EITF 00-19. Accordingly the preferred shares have been accounted for as described by APB 14 resulting in the allocation of proceeds between the shares and warrants based on their relative fair values.

(f) Warrants

Under U.S, GAAP the fair value of warrants denominated in currencies other than the Company’s functional currency are treated as a derivative liability. The derivative liability of such warrants is marked to market at the end of each period and the change in the fair value is recorded in the statement of operations. Under Canadian GAAP the fair value of warrants on the issue date is treated as a component of shareholders’ equity and is not subsequently marked to market at the end of each period.

PRESENTATION

There are different presentations between Canadian and U.S. GAAP which are as follows:

1) Under U.S. GAAP, there is no difference between net income and other comprehensive income. 2) No subtotal is permitted under U.S. GAAP within cashflow from operations on the statement of cashflows.

Canadian Superior Energy Inc.	Q3 2008 FS	Page 19